April 3, 2015

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Cell Technology, Inc.
Registration Statement on Form S-3
Filed October 14, 2014
File No. 333-199309

Dear Mr. Riedler:

This letter is submitted on behalf of Ocata Therapeutics, Inc. (formerly known as Advanced Cell Technology, Inc.) (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”) as set forth in your letter, dated October 24, 2014 (the “Comment Letter”), to Dr. Paul K. Wotton, President and Chief Executive Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Page references in the responses refer to the pages in the Form S-3 as filed with the Commission.

General

1. We note that the 3,000,000 shares of common stock being registered for resale under this registration statement are not yet authorized and may not be sold to Lincoln Park until the necessary amendment to your Certificate of Incorporation to increase the number of authorized shares is approved by your stockholders at your meeting to be held on November 12, 2014. Accordingly, please provide us with an analysis as to why it is appropriate to register the offering of shares of common stock that have not yet been authorized for issuance.

Response to Comment No. 1:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form S-3 to reflect that the Company’s shareholders approved an increase in the number of authorized shares of common stock available for issuance under the Company’s Certificate of Incorporation on November 12, 2014. See pages 6 and 9 of the Amendment No. 1 to the Registration Statement on Form S-3 (the “Amended S-3”), which is being filed with the Commission on the date of this letter.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

April 3, 2015

This Offering, page 6

2. We note your disclosure in the second paragraph on page 6 which states that as of September 30, 2014, you have issued a total of 2,606,007 shares of common stock to Lincoln Park under the Purchase Agreement. We also note your disclosure in the third paragraph on page 6 which states that as of September 30, 2014, you have issued 1,273,241 shares of common stock to Lincoln Park under the Purchase Agreement for total proceeds of $9,756,895.54. Please revise your disclosure to provide the correct number of shares of common stock that have already been issued to Lincoln Park under the Purchase Agreement.

Response to Comment No. 2:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form S-3 to reflect updated amounts for each of the number of shares issued to Lincoln Park under the Purchase Agreement and the amount of proceeds received under the Purchase agreement to date. See pages 6, 9, 14, 16 and 19 of the Amended S-3.

Exhibit 5. 1 Legal Opinion

3. We note that your legal opinion assumes that after issuance of the shares of common stock offered pursuant to the registration statement, the total number of outstanding shares will not exceed the number of authorized shares. Please revise the legal opinion to remove this assumption as it is not appropriate to assume that the registrant has a sufficient amount of authorized shares. Please see Section II(B)(3)(a) of Staff Legal Bulletin No. 19 for guidance.

Response to Comment No. 3:

The Company acknowledges the Staff comments and respectfully advises the Staff that Goodwin Procter LLP has revised its legal opinion to remove the assumption that after issuance of the shares of common stock offered pursuant to the registration Statement, the total number of outstanding shares of common stock of the Company will not exceed the number of authorized shares of common stock under the Company’s Certificate of Incorporation. See Exhibit 5.1 to the Amended S-3.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

April 3, 2015

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1447.

Sincerely,

/s/ William D. Collins

William D. Collins

Enclosures

cc:	Paul K. Wotton, Chief Executive Officer, Ocata Therapeutics
Edward Myles, Chief Financial Officer, Ocata Therapeutics
Mitchell S. Bloom, Esq., Goodwin Procter LLP